Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

October 16, 2017

VIA EDGAR TRANSMISSION

Ms. Anu Dubey
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FEG Directional Access TEI Fund LLC (the “Fund” or the “Registrant”)
(1940 Act Registration No. 811-23140)

Dear Ms. Dubey:

Set forth below are our responses to the comments that you provided on the Fund’s preliminary proxy statement (the “Proxy Statement”), received via telephone on October 10, 2017. Page references are to the Proxy Statement as filed with the Securities and Exchange Commission (the “Commission”) on October 2, 2017.

Questions and Answers

1.
Comment: Please disclose in the first paragraph responding to the question “Why am I receiving this Proxy Statement?” the parties from whom Fund Evaluation Group Employee Stock Ownership Trust purchased FEG Investors, LLC.

Response: The Registrant will revise the first sentence to read: “On September 15, 2017, Fund Evaluation Group Employee Stock Ownership Trust ("FEG Trust”), a voting trust administered by Argent Trust Company as trustee, acquired Fund Evaluation Group 2017, Inc. (“Fund Evaluation Group”), the indirect parent company of the Fund’s investment manager, FEG Investors, LLC (“FEG”) (the “transaction”) from Fund Evaluation Group’s eighteen individual owners.”

Ms. Anu Dubey
October 16, 2017

2.
Comment: Please disclose following the second sentence of the fourth paragraph under “Why am I receiving this Proxy Statement?” the expected timing of the liquidation of the Fund. If the liquidation of the Fund is expected to take longer than one year, please detail the reasons for the duration of the liquidation in the Registrant’s response letter.

Response: The Fund currently expects that it will liquidate shortly after December 31, 2020 due to lock-up provisions in an investment by the Master Fund in a portfolio fund.  The Master Fund and FEG will work with the underlying manager of the portfolio fund to liquidate the Master Fund’s investment at a sooner date; however, the Master Fund is currently bound by the terms of the lock-up provision and is not expected to be able to liquidate its investment until December 31, 2020.  The final liquidation proceeds will be distributed to members of the Fund within a reasonable time after the receipt of the final proceeds from the sale of underlying assets.

3.
Comment: Please disclose in the fifth paragraph under “Why am I receiving this Proxy Statement?” how the Fund will engage in “echo voting.” In this regard, please see the text following Endnote 17 of the Division of Investment Management’s No-Action letter to Dechert LLP (Pub. Avail. Mar. 8, 2017) (the “No-Action Letter”).

Response: The Registrant will revise its discussion of voting to reflect the disclosure in the No-Action Letter.

Proxy Statement

4.
Comment: In the third paragraph under “General information about the Fund”, the Proxy Statement indicates that the Fund is making quarterly distributions from the liquidation of the Master Fund’s portfolio securities. Please explain why the Fund is making distributions quarterly rather than as they are received from the Master Fund.

Response: The Master Fund’s underlying investments have liquidity terms that range from quarterly to three years.  Therefore, distributions from the Master Fund to the Fund and from the Fund to its members will be made as received from the underlying managers depending on the liquidity terms but no less than on a quarterly basis.

5.	Comment: In the last paragraph on page 1 of the Proxy Statement, disclose the expected timing of the liquidation of the Fund.

Response: The Registrant will add the requested disclosure.

6.	Comment: Please revise the discussion of voting on page 2 of the Proxy Statement to reflect the disclosure in the No-Action Letter.

Response: The Registrant will make this revision.

7.	Comment: In the first paragraph on page 3 of the Proxy Statement, disclose the source of the voting requirement to approve the Deregistration.

Response: The registrant will add the requested disclosure.

Ms. Anu Dubey
October 16, 2017

8.
Comment: Under “Background regarding the Proposal, please disclose that the Fund is in compliance with the two conditions for the “safe harbor” under Section 15(f)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Registrant will add the requested disclosure.

9.
Comment: Under “Background regarding the Proposal,” please add information on any interest, direct or indirect, by security holdings or otherwise in the transaction of any director or executive officer of the registrant or their associates since the beginning of the last fiscal year, as described in Item 5(a) of Schedule 14A.

Response: The Registrant will include the requested information.

10.
Comment: In the last paragraph under “FEG and the Prior Management Agreement” on page 6 of the Proxy Statement, please include the percentage of the Master Fund held by the Fund during the most recent fiscal year and the amount of fees paid by the Fund during the most recent fiscal year, as described in Item 22(c)(1)(iii) of Schedule 14A.

Response: The registrant will include the requested information.

11.	Comment: Revise the formatting of the provisions listed under “Advisory Services” on page 6 of the Proxy Statement to assist in readability.

Response: The Registrant will make the requested revision.

12.	Comment: Please move the section titled “Master Fund Approval and Recommendation of the New Management Agreement” to immediately follow Proposal 1 and to precede Proposal 2.

Response: The Registrant will make the requested revision.

13.	Comment: Under “Master Fund Approval and Recommendation of the New Management Agreement,” please provide additional details to the discussion of the Board’s evaluation of the Fund’s performance.

Response: The Registrant will make the requested revision.

14.
Comment: Under “Master Fund Approval and Recommendation of the New Management Agreement,” please provide additional discussion of the Board’s consideration of economies of scale with respect to the Fund. If economies of scale are not applicable to the Fund due to its liquidation, please add this to the discussion.

Response: The Registrant will make the requested revision and will revise the discussion of economies of scale with respect to the Fund.

Ms. Anu Dubey
October 16, 2017

15.
Comment: Under “Master Fund Approval and Recommendation of the New Management Agreement,” please discuss the source of the comparisons that were used by the Board in its approval of the New Management Agreement.

Response: The Registrant will make the requested revision.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328.

Very truly yours,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

cc:	Joshua B. Deringer, Esq.
Ryan Wheeler